

April 8, 2015

Todd S. Hyatt
Executive Vice President, Chief Financial Officer
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

      Re: **IHS Inc.**
             Form 10-K for the Fiscal Year Ended November 30, 2014
             Filed January 16, 2015
             Definitive Proxy Statement on Schedule 14A
             Filed February 25, 2015
             File No. 001-32511

Dear Mr. Hyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2014

Item 7. Management's Discussions and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 29

1.   We note your disclosure of the non-GAAP measure "SG&A expense excluding stock-based compensation." Please tell us what consideration was given to the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Similar concerns apply to your Form 10-Q for the quarterly period ended February 28, 2015.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 39

2.   We note that "Other accrued expenses" comprises more than 13% of total current liabilities as of November 30, 2014. Please tell us what consideration you gave to separately presenting any individual items within this category that were in excess of 5% of total current liabilities pursuant to Regulation S-X Rule 5-02(20).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Annual Bonus, page 35

3.   With a view toward providing enhanced disclosure in future filings, please tell us how you measure "customer delight." Please explain how the company sets the target goals for this metric and how it evaluates actual performance against the target. Refer to Item 402(b)(2) of Regulation S-K.

Executive Compensation Tables

2014 Summary Compensation Table, page 40

4.   Although the portion of your NEOs' annual bonus attributable to "customer delight" was paid in the form of IHS common stock, this portion of the bonus appears to be included in the summary compensation table under non-equity incentive plan compensation rather than stock awards. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief